COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

 Consolidated Statements of Operations

 The months ended March 31, 1999
 and years ended December 31, 1998 and 1997


                                      1999          1998          1997

 Revenues                        $    4,974,608      8,795,947     293,748

 Operating expenses:
   Health care operations             3,986,095      6,960,452
   Internet operations                    141,93        763,54     327,571
   Corporate operations                     76,6        251,68     100,793
   Amortization                               8,          19,8         3,3
   Depreciation                             10,3          56,7       30,10
     Total operating expenses         4,223,215      8,052,255     461,826

     Operating income (loss)              751,39        743,69   (168,078)

 Other income (expenses):
   Interest income                                          3,
   Interest expense                          (3,         (31,1
     Net earnings (loss) (note 8 $        747,87        715,58   (168,078)


 Net earnings (loss) per share   $                                      (0


 Weighted average common shares     14,719,450    14,719,450   5,281,277



COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 1999 and December 31, 1998

Assets                                                                   1999           1998

Current assets:
   Cash                                                            $         150,560      150,624
   Accounts receivable, less allowances for contractual
      adjustments and doubtful accounts of $4,596,043
      in 1998 and $2,610,771 in 1998                                      5,001,268    3,697,506
   Receivables from related parties                                       1,100,000    1,100,000
   Prepaid expenses                                                          291,641      262,463
      Total current assets                                                6,543,469    5,210,593

Property and equipment, net of accumulated
   depreciation and amortization (notes 4 and 5)                             602,972      595,687

Excess of cost over net assets of businesses
   acquired, less accumulated amortization of
   $30,346 in 1999 and $22,171 in 1998 (note 2)                           1,669,654    1,503,829

Other assets                                                                 242,250      244,457
      Total assets                                                 $      9,058,345    7,554,566

Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable and accrued expenses                                  1,528,701    1,364,618
   Accrued salaries and related liabilities                               1,486,545    1,284,949
   Due to third-party payors                                              1,478,812    1,503,623
   Loans payable to shareholders                                             277,882      277,882
   Notes payable                                                             213,795      181,888
   Convertible subordinated debentures (note 8)                              195,000      195,000
   Current installments of long-term debt (note 5)                             82,25         24,2
      Total current liabilities                                           5,262,991    4,832,202
Long-term debt, less current installments (note 5)                           301,706         80,6
      Total liabilities                                                   5,564,697    4,912,897

Stockholders' equity (notes 2, 3, 6 and 8):
   Preferred stock, $.01 par value.  Authorized
      1,000,000 shares: issued and outstanding,
      29,410 shares in 1998
         Class B, 8% cumulative and convertible
   Common stock, $.00967 par value.  Authorized
      30,000,000 shares: issued and outstanding,
      16,970,849 shares in 1999 and 16,970,849
      shares in 1998                                                         164,108      164,108
   Additional paid-in capital                                             2,137,413    2,033,413
   Retained earnings (deficit)                                            1,191,833       443,954
      Total stockholders' equity (deficit)                                3,493,648    2,641,769

Commitments and contingent liabilities (notes 6, 8, 9, 11, 12 and 13)

      Total liabilities and stockholders' equity                   $      9,058,345    7,554,666

Joel B. Flowers, Jr.
Chief Financial Officer